Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-92495) pertaining to the Huttig Building Products, Inc. Savings and Profit Sharing Plan, of our report dated

June 26, 2018, on our audit of the statement of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, which report appears in the December 31, 2018, annual report on Form 11-K of Huttig Building Products, Inc. Savings and Profit Sharing Plan.

/s/ BKD, LLP

St. Louis, Missouri

June 26, 2019